Notice of Exempt Solicitation

NAME OF REGISTRANT: Johnson & Johnson

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues

Oxfam America, Inc. and co-filers Achmea; Benedictine Sisters of Boerne, Texas; Benedictine Sisters of Virginia; Congregation of Divine Providence; CommonSpirit; Mercy Investments; Monasterio De San Bernito; PeaceHealth; Providence Trust; The Sisters of Charity of Saint Elizabeth; The Sisters of Providence; and Trinity Health urge you to vote FOR Item 4 at the Annual Meeting of Johnson and Johnson, Inc. (JNJ) on April 22, 2021.

I. Summary of Resolution

RESOLVED that shareholders of Johnson & Johnson (“JNJ”) ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how JNJ subsidiary Janssen’s receipt of government financial support for development and manufacture of vaccines and therapeutics for COVID-19 is being, or will be, taken into account when engaging in conduct that affects access to such products, such as setting prices

Supporting Statement

•	Johnson & Johnson has received substantial government funding: the US government has committed over 1.6 billion dollars for research and development, manufacturing and procurement of the Company’s COVID-19 vaccine and an investigational therapeutic.

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•	JNJ has stated publicly that it will distribute a vaccine on a “nonprofit” basis, but that price commitment is limited to “emergency pandemic use.”[1] Yet, JNJ has not sufficiently clarified what “nonprofit” means when the government funds a significant portion of the research and development cost. Further, the Company could significantly increase the price once the emergency phase is over.

•	This failure to disclose how public funding influences a COVID-19 vaccine’s pricing carries significant reputational, legal, and financial risk to the Company and its investors. Furthermore, given the significant public investment, JNJ could face enormous pressure to share technology and intellectual property (including patents) over the COVID-19 vaccines or therapeutics to which public entities have contributed.

•	Despite these risks, JNJ has not stated whether it plans to share intellectual property f0r its COVID-19 vaccines or therapeutics in order to make a vaccine accessible globally, which we believe is critical to maintain stability, reignite the global economy and portfolio returns, and prevent outbreaks of new variants which could undermine efficacy of today’s vaccines. As such, JNJ does not at present disclose how public financial support factors into its approach to ensuring access over its COVID-19 products.

•	This Proposal seeks to overcome this material information gap by asking JNJ to explain whether and how the significant contribution from public entities to the COVID-19 products JNJ seeks to commercialize affects, or will affect, its analysis of those factors and of actions that it could take to ensure access.

II. Arguments in Favor of a “Yes” Vote

A. Summary of Argument

We believe it is incumbent on JNJ to explain to investors how the public investments it has received from the U.S. government will impact its decisions to ensure that any COVID-19 vaccines are accessible and affordable to people of all incomes and nationalities. A key risk facing JNJ is public backlash against the Company’s potential decision to price vaccines or other therapeutics in ways that limit access, despite significant investments from the US government and US taxpayers. Public outrage over an unaffordable vaccine and its impact on patient access can harm corporate reputation, lead to legislation and regulation, and result in a failure to end the pandemic and reignite the global economy – all of which cuts into long-term value creation.

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B. Argument

Ending the COVID-19 pandemic will not only require COVID-19 vaccines to be safe and effective, but to be universally accessible. JNJ has made great strides at developing a safe and effective vaccine. The challenge now is to ensure vaccine equity and access. As long-term investors, we are concerned that JNJ faces potentially serious reputational and regulatory risks should the company price or distribute COVID-19 vaccines or treatments in inaccessible ways now or in the future, while having used the public’s money to research and develop these products. What’s more, failure to ensure broad access to vaccines globally is widely expected by economists to hinder the global economy’s ability to revive itself, ultimately harming the overall portfolios of shareholders.

1.	Reputational risks related to COVID-19 vaccines and public investments

In 2020, the pharmaceutical industry’s reputation, as measured in an annual Gallup poll, remained abysmally low among other industries (19 out of 20), driven by its role in the opioid crisis and controversies regarding high drug prices.2 Producing a vaccine to end the COVID-19 pandemic has been viewed, in part, as an opportunity to burnish the industry’s reputation.3 One pharmaceutical CEO stated on an earnings call that the industry had a “once in a generation opportunity to reset" its reputation.4 Indeed, the successful introduction and approval of a vaccine seems to be significantly improving the pharmaceutical industry’s reputation. According to Moody’s Investor Service, pricing and equitable distribution of the vaccine will be the biggest factors determining a company’s reputation.5

In a report on COVID-19, Moody’s stated that “as vaccines get closer to reaching the market, developers will face difficult decisions related to pricing and distribution. Given the significant public health implications, reputational harm could ensue if prices are perceived to be too high. With global demand likely to far outstrip initial supplies, the equitable distribution of vaccines also poses social risks.”6

So, while vaccine distribution is already beginning to rehabilitate the industry in the eyes of the public,7 decisions affecting access, including pricing and willingness to share intellectual property, could not only frustrate efforts to end the pandemic but also reinforce public perceptions of pharmaceutical companies as price gougers. In a recent Forbes opinion column, a well-known veteran of the pharmaceutical industry, John LaMattine, wrote: “A sudden, dramatic increase in the cost of the vaccine will certainly damage the industry’s image – almost like the industry would be performing a ‘bait and switch’ operation. Such a move would result in politicians calling industry executives to testify on Capitol Hill about how the company can justify such increases at the expense of the American public. All the accrued goodwill will be lost.”8

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As an example of how COVID-19 reputational risks can play out, Gilead Sciences was criticized for obtaining the orphan drug designation9 from the U.S. Food and Drug Administration in March 2020 for its version of remdesivir. Gilead faced widespread public outcry for applying for the exclusive rights the designation would provide, “despite calls for solidarity” to face the pandemic.10 After immense criticism and potential financial damage, Gilead announced that it had asked to rescind the orphan drug designation.11

Substantial press attention has focused on questions of access to vaccines, especially since news broke about the efficacy of various COVID-19 vaccines. Many reports have addressed pricing, including prices paid by the US and other governments; differences between prices charged in the U.S. and those charged to other countries; and commitments regarding pricing such as JNJ’s to use “not-for-profit pricing.”12 Importantly, the fact that some vaccines were developed with significant government support figures in many accounts.13 For example:

•	A story on NPR’s Weekend Edition related: “Given the upfront investment in the Moderna vaccine by the government, there are sharp questions about its eventual pricing. ‘It's a classic example of taxpayers paying twice for medicines,’ says Zain Rizvi, a law and policy researcher at Public Citizen focused on pharmaceuticals. ‘Now it wants to turn around and charge those very same taxpayers the highest public price for a potential COVID-19 [vaccine]. That's outrageous.’”[14]

•	A recent op-ed in The New York Times urged: “Public support should mean a public vaccine, one that reaches people as quickly as possible — profitable or not. Further, the fact that many vaccine developers have received government support for research and development as well as manufacturing has been cited as a reason companies should be willing to share intellectual property. The NYT op-ed noted that various companies benefited from government support: “In other words, the vaccines developed by these companies were developed thanks wholly or partly to taxpayer money. Those vaccines essentially belong to the people — and yet the people are about to pay for them again, and with little prospect of getting as many as they need fast enough.”[15] Similar examples from the mainstream and financial press abound.[16]

•	The OECD has similarly stated, “In the context of COVID-19, vast amounts of public funding have already allocated to R&D and, as argued above, more funding will be needed. Given that taxpayers already bear much of the risk and costs of R&D and that broad access to a new vaccine and effective treatments will be key to restoring social and economic life, [intellectual property rights] should not create financial access barriers and product prices will need to be close to the cost of production to ensure affordability.”[17]

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We believe that JNJ faces significant reputational risks in the near- and medium-term should it not fully disclose how public investments from taxpayers during an economic crisis in the upfront research, development, manufacturing and ultimate purchase of its COVID-19 vaccine affect the Company’s ability to make the vaccine fully accessible to the public in the US and globally. These reputational risks could affect not only the JNJ’s consumer-facing business, but also the regulatory environment for its pharmaceutical business.

2.	Regulatory risks related to COVID-19 vaccines and public investments

Various legislative initiatives have addressed pricing and access concerns related specifically to transparency around, and access to, COVID-19 vaccines, underscoring the regulatory risks involved. For instance, a bipartisan bill was introduced in the House and Senate, the “Make Medications Affordable by Preventing Pandemic Price Gouging Act of 2020,” which would “require any COVID-19 drug developed in whole or in part with Federal support to be affordable and accessible by prohibiting monopolies and price gouging.”18 The TRACK Act meanwhile would create a database detailing "federal support of COVID-19 biomedical research and development" in pursuit of a vaccine. Included in the database would be financial support and full terms of agreements between the federal government and drugmakers along with "associated clinical trial data and patent information.”19

Various hearings have also invited pharmaceutical executives to testify on vaccine access at home and abroad. The Subcommittee on Oversight and Investigations of the House Committee on Energy and Commerce held a hearing in July 2020 on “Pathway to a Vaccine: Efforts to Develop a Safe, Effective and Accessible COVID-19 Vaccine.20 Committee Chairman Frank Pallone, Jr. emphasized that “public health experts must ensure that [a vaccine] is safe, effective, and available to all who need it.”21 This was followed by a second set of hearings of the same Subcommittee with pharmaceutical executives on March 17, 2021.

3.	JNJ’s current disclosures remain insufficient

JNJ has made important commitments to broad access to its COVID-19 vaccine, as shared in the Company’s 2021 proxy statement and elsewhere. JNJ has stated in public hearings that the vaccine should be free to the public, saying it will be available if people cannot afford it.22 The Company has committed to allocate up to 500 million vaccine doses to lower income countries. JNJ has also stated that the vaccine development and production effort will be not-for-profit and accessible globally,23 stating in particular that the vaccine would cost $10 per vaccine dose/regimen during the course of the pandemic.24 Relatedly in its 2021 proxy, JNJ has stated that “the Company’s not-for-profit framework […] is consistent with the Bill and Melinda Gates Foundation’s (“BMGF’s”) cost methodology for vaccines, accounting fairly for the costs, investment and effort required to develop and distribute novel vaccines, excluding any profit.”

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Yet, claiming that the pricing will be “consistent with” the BMGF methodology does not confirm that JNJ will adopt an identical or even substantially similar approach, leaving shareholders in the dark as to how closely the Company will hew to that model. We also note that JNJ does not commit to provide any information about how specifically government support would be treated when setting prices or making other access-related decisions within and outside of the “emergency pandemic” window. Given that the Proposal’s core request is for information about how government support is taken into account in pricing and other access decisions now and post-pandemic when price constraint may be seen as less important, JNJ’s existing disclosures fall far short of satisfying the Proposal’s essential objective.

Further, the Janssen U.S. Transparency Reports so far released disclose nothing on how receipt of public investments will affect JNJ’s approach to pricing its COVID-19 vaccines in particular.

4.	Financial risk to investors of vaccine inequities

“Supporting equitable distribution of vaccines is not an act of charity; it's absolutely economic common sense." - John Denton, Secretary General of the International Chamber of Commerce (ICC) 25

Economists from a variety of backgrounds and institutions agree that equitable distribution of vaccines is key to global economic recovery26 and to avoiding long lasting scars on the world economy.27 In its 2020 World Economic Outlook, the International Monetary Fund (“IMF”) stated, “A key aspect of combating the health crisis is to ensure that all innovations, be they in testing, treatments, or vaccines, are produced at scale for the benefit of all countries.”28 The IMF’s managing director, Kristina Georgieva, emphasized the need for vaccines to be distributed evenly across the world in both developing countries and wealthy nations, to boost confidence in travel, investment, trade and other activities.29 If a vaccine becomes available for widespread deployment at the end of 2021, the OECD expects the global economy to grow only 5% in 2021, after shrinking 4.5% in 2020.30 But if “there were signs” deployment was set to be more rapid, the research body estimates the global economy could grow 7%.31 Put simply, if vaccine access remains unequal, according to the IMF, growth outcomes will be lower.32

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What’s more, according to a study commissioned by the International Chamber of Commerce, unequal distribution of the COVID-19 vaccine could cost the global economy $9 trillion, with wealthy countries having to shoulder half the cost. The more open an economy, the greater its potential economic loss from global vaccine inequity. The United States, as a large global connected open economy, could lose $1.4 trillion, or 6.5%, of GDP in 2021 if COVID-19 vaccines are not distributed more equally with low- and middle-income countries.33 Needless to say, this serious economic loss will hit all investors hard, especially those with diversified portfolios outside the pharmaceutical sector. A weak global economy, suffering from sporadic and unpredictable shutdowns and disease outbreaks and struggling to get off the ground, will make it next to impossible for diversified investors to rebound after the pandemic ends in richer parts of the world.

The former Director-General of the World Trade Organization warned against inequitable access, stating that “a full resumption of international trade and economic activity will not be possible as long as some countries, populations and regions remain affected by the virus.”34

Professor Ian Goldin, at the University of Oxford and ex-vice president of the World Bank, said failing to inoculate the global population against COVID-19 would have long-term economic implications. Those implications would hit JNJ shareholders across their portfolios. “As long as some parts of the world are suffering from the coronavirus, the global economy can’t recover” since the virus can mutate and move.35 Golding added that “we need to be very aware of how we distribute a very limited resource at the beginning,” and that even with a vaccine, their effectiveness against evolving strains of COVID-19 is unknown and likely limited.36 Tara Raveendran, head of life sciences research at Shore Capital, said that even if the situation is resolved in the U.S. and Europe, the virus will still run rampant in other parts of the world unless the vaccine, a scarce resource, is shared equally across the globe.37

5.	Disclosure would not put JNJ at a competitive disadvantage

Finally, JNJ asserts in its proxy statement that the disclosure requested “would put the Company at a significant competitive disadvantage. … Such disclosure would necessarily entail disclosure of the commercial strategy for the COVID-19 vaccine candidate and would impede our ability to execute the strategy in the marketplace.”

We believe that JNJ’s contention here is inaccurate because the Proposal does not request a highly detailed report on the relationship between its receipt of federal support and its COVID-19 vaccine access policies. The Proposal operates at a high level, seeking general information about the role of government support in pricing and access decisions and not requiring disclosure of detailed technical information; thus, it would not put the Company at a competitive disadvantage. To the contrary, emerging as a leader not only in vaccine access but in COVID-19 vaccine transparency, we believe, would boost JNJ’s reputation.

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III. Conclusion

Access to COVID-19 vaccines and treatments will determine who lives and who dies. An affordable and universal vaccine is not just the right thing to do; widespread vaccine access, which a commitment to affordable pricing will facilitate, it can help ensure that JNJ will mitigate reputational and legislative risk, receive positive attention, help jumpstart our economy, and help prevent economic devastation facing families and small businesses. We cannot reopen our economy until we have an effective vaccine and enough people receive it. Who gets these life-saving goods—and when—will also determine how long this global health and economic crisis will continue to uproot our lives. If JNJ were to move to market an unaffordable and inaccessible vaccine, not only would the company face reputational harm, the Company could risk prolonging the pandemic and preventing the global economy from recovery, stunting short- as well as long-term value creation.

We therefore urge shareholders to vote FOR Item 4.

For more information, please contact Niko Lusiani at nicholas.lusiani@oxfam.org or Diana Kearney at diana.kearney@oxfam.org in Oxfam America’s Private Sector Department.

ENDNOTES

1 “Johnson & Johnson Announces a Lead Vaccine Candidate for COVID-19.” Johnson & Johnson. March 30, 2020. https://www.jnj.com/johnson-johnson-announces-a-lead-vaccine-candidate-for-covid-19-landmark-new-partnership-with-u-s-department-of-health-human-services-and-commitment-to-supply-one-billion-vaccines-worldwide-for-emergency-pandemic-use

2 See: https://news.gallup.com/poll/319256/farming-rises-sports-tumbles-industry-ratings.aspx

3 See: https://www.nytimes.com/2020/11/21/us/politics/coronavirus-vaccine.html; https://scrip.pharmaintelligence.informa.com/SC143225/Can-Pharma-Rebuild-Its-Reputation-COVID19-Means-A-Big-Responsibility-And-Opportunity (“The industry now hopes that if it is indeed successful at helping to end the global health crisis caused by COVID-19 through the development of treatments and vaccines, it will offset some of the bad press that has built over decades.”); https://scrip.pharmaintelligence.informa.com/SC142130/Pharma-Can-Reset-Reputation-In-Pandemic-Says-Novartis-CEO

4 See: https://www.fiercepharma.com/pharma/amid-challenges-a-covid-19-opportunity-for-pharma-a-chance-to-bolster-its-reputation-lilly

5 Leo, Leroy. “Covid vaccine won't aid financials but may boost industry’s reputation: Moody's.” Mint. July 10, 2020. https://www.livemint.com/news/india/covid-vaccine-won-t-aid-financials-but-may-boost-industry-s-reputation-moody-s-11594382024592.html

6 Ibid.

7 See: https://www.fiercepharma.com/marketing/pfizer-vaccine-awareness-and-reputation-rises-vaccine-news-harris-poll

8 See: https://www.forbes.com/sites/johnlamattina/2021/02/25/pfizer-should-be-wary-about-covid-19-vaccine-price-hikes/?sh=be0064a2e11a

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9 The U.S. Orphan Drugs Act allows for a seven-year market exclusivity period with the designation, as well as tax and other incentives for pharmaceutical companies that produce medicines for rare diseases that impact fewer than 200,000 people.

10 Thomas, Katie. “Gilead Withdraws Request for Special Orphan Status on Experimental Virus Treatment.” The New York Times. March 25, 2020. https://www.nytimes.com/2020/03/25/health/gilead-coronavirus-orphan-drug.html

11 “Gilead Sciences Statement on Request to Rescind Remdesivir Orphan Drug Designation.” Gilead. 2020. https://www.gilead.com/-/media/gilead-corporate/files/pdfs/company-statements/remdesivir-orphan-drug-designation.pdf?la%3den&hash%3dED14BC7B26E2FEAA2E31E7741A8C9692

12 See: https://www.forbes.com/sites/katiejennings/2020/11/17/how-much-will-a-covid-19-vaccine-cost/?sh=40084754576d; https://observer.com/2020/11/covid19-vaccine-price-pfizer-moderna-astrazeneca-oxford/; https://www.cnbc.com/2020/11/17/covid-vaccines-how-much-they-cost-whos-bought-them-and-how-theyre-stored.html; https://www.ft.com/content/80f20d71-d7eb-4386-b0f2-0b19e4aed94d; https://khn.org/news/analysis-how-a-covid-19-vaccine-could-cost-americans-dearly/; https://fortune.com/2020/12/10/covid-vaccine-pfizer-questions-biontech-how-effective-side-effects-approved-price-ingredients-doses-pandemic/; https://www.reuters.com/article/us-health-coronavirus-eu-vaccines/pfizer-irked-after-belgian-politician-publishes-covid-19-vaccine-prices-idUSKBN28S1T0; https://www.wsj.com/articles/covid-19-vaccine-makers-signal-prices-11596648639; https://www.marketplace.org/2020/11/12/how-much-could-pfizer-make-from-a-covid-19-vaccine/; https://www.nytimes.com/2020/12/18/upshot/coronavirus-vaccines-prices-europe-united-states.html; https://www.firstpost.com/tech/science/oxford-astrazeneca-covid-19-vaccine-will-be-available-at-cost-price-across-world-says-pharma-head-olivier-nataf-9046111.html; https://www.bloomberg.com/news/articles/2020-07-22/pfizer-biontech-receive-u-s-order-for-covid-vaccine;

13 See: https://www.fool.com/investing/2020/12/16/heres-how-much-each-coronavirus-vaccine-will-cost/; https://khn.org/news/analysis-how-a-covid-19-vaccine-could-cost-americans-dearly/ (“The United States instead has let business calculations drive drug price tags, forcing us to accept and absorb ever higher costs. That feels particularly galling for treatments and vaccines against COVID-19, whose development and production is being subsidized and incentivized with billions in federal investment.”); https://www.nytimes.com/2020/12/18/upshot/coronavirus-vaccines-prices-europe-united-states.html; https://www.latimes.com/politics/story/2020-09-14/drug-maker-got-1-billion-from-taxpayers-boosting-prices (“One of the world’s largest drug companies has been aggressively raising prices even as it received hundreds of millions of dollars of U.S. government aid to develop a COVID-19 vaccine.”); https://www.usatoday.com/story/news/health/2020/07/21/should-government-funded-covid-19-vaccine-free-all-americans/5426531002/ (quoting think tank spokesperson as arguing, "If American taxpayers are shouldering the financial risk of vaccine development, then American patients should be guaranteed that any resulting vaccines be affordable and accessible and that drug companies aren't allowed to profiteer from them.");

14 See: https://www.npr.org/sections/health-shots/2020/08/06/899869278/prices-for-covid-19-vaccines-are-starting-to-come-into-focus (emphasis added)

15 See: https://nyti.ms/33Py7Cp

16 See: https://www.nytimes.com/2021/01/28/world/europe/vaccine-secret-contracts-prices.html; https://www.newsweek.com/covid-19-vaccine-developers-ask-sec-help-keep-secret-how-they-set-prices-1565904; https://www.cbsnews.com/video/covid-vaccine-equity-world-health-organization/; https://www.marketwatch.com/story/pfizer-expects-its-covid-19-vaccine-to-bring-in-about-15-billion-in-revenue-this-year-2021-02-02; https://www.cnbc.com/2021/01/18/coronavirus-vaccine-rollout-worlds-moral-failure-who-says.html;

17 See: https://www.oecd.org/coronavirus/policy-responses/treatments-and-a-vaccine-for-covid-19-the-need-for-coordinating-policies-on-r-d-manufacturing-and-access-6e7669a9/#section-d1e1763

18 https://www.govinfo.gov/app/details/BILLS-116hr7296ih/summary; https://www.govinfo.gov/app/details/BILLS-116s4439is

19 H.R.7288 - Taxpayer Research and Coronavirus Knowledge Act of 2020: https://www.congress.gov/bill/116th-congress/house-bill/7288

20 See: https://energycommerce.house.gov/committee-activity/hearings/hearing-on-pathway-to-a-vaccine-efforts-to-develop-a-safe-effective-and

21 See: https://energycommerce.house.gov/sites/democrats.energycommerce.house.gov/files/documents/2020.7.21.PALLONE.%20COVID-19%20Vaccine%20Hearing.OI_.pdf

22 Hearing On “Pathway to a Vaccine: Efforts to Develop a Safe, Effective and Accessible COVID-19 Vaccine.” Subcommittee on Oversight and Investigations of the Committee on Energy and Commerce. July 21, 2020. https://energycommerce.house.gov/committee-activity/hearings/hearing-on-pathway-to-a-vaccine-efforts-to-develop-a-safe-effective-and.

23 Cohen, John. “The $1 Billion Bet: Pharma giant and U.S. government team up in all-out coronavirus vaccine push.” Science Magazine. March 31, 2020. https://www.sciencemag.org/news/2020/03/1-billion-bet-pharma-giant-and-us-government-team-all-out-coronavirus-vaccine-push.

24 McConaghie, Andrew. “COVID-19 Vaccine Could Cost As Little As $10 A Dose.” Scrip. April 2, 2020. https://scrip.pharmaintelligence.informa.com/SC141970/COVID19-Vaccine-Could-Cost-As-Little-As-10-A-Dose-Says-Janssen; Higgins-Dunn, Noah. “Johnson & Johnson reaches deal with U.S. for 100 million doses of coronavirus vaccine at more than $1 billion.” CNBC. August 5, 2020. https://www.cnbc.com/2020/08/05/jj-reaches-deal-with-us-for-100-million-doses-of-coronavirus-vaccine-at-more-than-1-billion.html.

25 See: https://www.france24.com/en/tv-shows/business-daily/20210125-vaccine-nationalism-distribution-could-cost-global-economy-9-trillion-dollars-icc-john-denton

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26 See, e.g., http://www.oecd.org/economic-outlook/december-2020/; https://www.americanprogress.org/issues/healthcare/reports/2020/07/28/488196/comprehensive-covid-19-vaccine-plan/; https://www.usatoday.com/story/money/2020/11/30/covid-vaccine-news-viable-vaccine-may-already-lifting-spending-economy/6399117002/; https://wgme.com/news/coronavirus/maines-economic-recovery-relies-on-vaccines-and-a-stimulus-in-2021 (“Public health and economic health are intertwined and until there is widespread vaccination against COVID-19, we will not be able to return to all of our typical economic activities.”); https://www.nga.org/center/publications/supporting-equitable-distribution-covid-19-vaccines/ (“Ensuring the rapid development, distribution, and widespread public uptake of a safe and effective COVID-19 vaccine will be a critical element in containing the COVID-19 pandemic and resuming normal economic, educational, and social activities.”); https://www.reuters.com/article/health-coronavirus-europe-vaccines/the-beginning-of-the-end-europe-rolls-out-vaccines-to-see-off-pandemic-idUSKBN2910BQ?il=0; https://www.nga.org/memos/covid-19-vaccine-development-and-production/ (“Achieving broad immunity to COVID-19 is central to a return to normal life, and most experts maintain that this hinges on a widely available, safe, and effective vaccine.”)

27 Lawder, David and Campos, Rodrigo. “Vaccine cooperation, recovery could boost global income $9 trillion by 2025, IMF chief says.” Reuters. October 15, 2020. https://www.reuters.com/article/us-imf-worldbank-stimulus/faster-coronavirus-recovery-could-add-9-trillion-to-global-income-by-2025-georgieva-idUKKBN2702FM

28 See: https://www.imf.org/en/Publications/WEO/Issues/2020/09/30/world-economic-outlook-october-2020, at xiii.

29 Lawder, David and Campos, Rodrigo. “Vaccine cooperation, recovery could boost global income $9 trillion by 2025, IMF chief says.” Reuters. October 15, 2020. https://www.reuters.com/article/us-imf-worldbank-stimulus/faster-coronavirus-recovery-could-add-9-trillion-to-global-income-by-2025-georgieva-idUKKBN2702FM

30 “Gilead Sciences Statement on Request to Rescind Remdesivir Orphan Drug Designation.” Gilead. 2020. https://www.gilead.com/-/media/gilead-corporate/files/pdfs/company-statements/remdesivir-orphan-drug-designation.pdf?la%3den&hash%3dED14BC7B26E2FEAA2E31E7741A8C9692

31 “Building Confidence Amid an Uncertain Recovery.” OECD. September 2020. http://www.oecd.org/economic-outlook/

32 See: https://www.imf.org/en/Publications/WEO/Issues/2020/09/30/world-economic-outlook-october-2020, at xvi.

33 See: https://iccwbo.org/publication/the-economic-case-for-global-vaccinations

34 See: https://voxeu.org/article/production-and-equitable-access-covid-19-tests-treatments-and-vaccines

35 Taylor, Chloe. “‘Vaccine nationalism’ could lead to the coronavirus devastating public health and the economy, experts warn.” CNBC. July 10, 2020. https://www.cnbc.com/2020/07/10/coronavirus-vaccine-arms-race-may-harm-public-health-and-the-economy.html

36 Ibid.

37 Ibid.

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